

April 3, 2012

<u>Via E-mail</u>
Greg Van Staveren
Chief Financial Officer
Starfield Resources, Inc.
120 Adelaide Street West, Suite 900
Toronto, Ontario
Canada M5H 1T1

> **Re:** **Starfield Resources, Inc.**
> **Form 20-F for the Year Ended February 28, 2011**
> **Filed September 30, 2011**
> **Response dated March 21, 2012**
> **File No. 000-29948**

Dear Mr. Van Staveren:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended February 28, 2011

Item 15. Controls and Procedures, page 67

Item 15.B. Management's annual report on internal control over financial reporting, page 67

1. We note your response to comment one of our letter dated February 24, 2012. Please revise your Form 20-F to provide management's assessment of the effectiveness of your internal control over financial reporting ("ICFR") as of February 28, 2011. Be sure to include a statement as to whether or not ICFR is effective and revise to include a statement identifying the framework used by management to evaluate the effectiveness of ICFR. Refer to Item 15(b)(2) and (b)(3) of Form 20-F.

Item 16F. Change in Registrant's Certifying Accountant, page 68

2.   We note your response to comment two of our letter dated February 24, 2012. Please revise your Form 20-F to provide the applicable disclosures required by Item 16F of Form 20-F or tell us why you believe that such disclosures are not required.

Exhibit 99.1

Report of Independent Registered Public Accounting Firm, page 1

3.   We note your response to comment three of our letter dated February 24, 2012. Please amend your Form 20-F to include an updated audit report that opines on the February 28, 2011 consolidated financial position and the results of operations and consolidated cash flows for the year ended February 28, 2010.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

                                        Sincerely,

                                        /s/Tia L. Jenkins

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel and
                                        Mining